Income Statement (Profit and Loss)

WorkBistro, Inc.
For the 10 months ended October 31, 2023

	JAN-OCT 2023
Income	
Sales	197,786.06
Total Income	**197,786.06**
Cost of Goods Sold	
Cost of Goods Sold	44,482.91
Subcontractors	26,747.33
Total Cost of Goods Sold	**71,230.24**
Gross Profit	**126,555.82**
Operating Expenses	
Advertising	12,894.08
Bank Service Charges	6,918.73
Business License & Fees	1,419.20
Dues & Subscriptions	1,454.11
Insurance	7,584.57
Meals & Entertainment	2,839.26
Mileage Reimbursement	70.64
Other Expense	999.61
Professional Fees	4,994.94
Real Estate Rents	74,556.35
Reimbursable Expense	62.11
Technology Fees	15,701.73
Total Operating Expenses	**129,495.33**
Operating Income	**(2,939.51)**
Net Income	**(2,939.51)**

Balance Sheet

WorkBistro, Inc.

As of October 31, 2023

	OCT 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
Business Platinum Card	12,843.62
WorkBistro, Inc.#001	29,734.58
Total Cash and Cash Equivalents	**42,578.20**
Vendor Deposits	1,003.00
Total Current Assets	**43,581.20**
Fixed Assets	
Computer & Office Equipment	51,366.23
Total Fixed Assets	**51,366.23**
Total Assets	**94,947.43**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Business Gold Card	8,024.21
Line of Credit	62,306.02
Payroll Wages Payable	(29,417.10)
Total Current Liabilities	**40,913.13**
Total Liabilities	**40,913.13**
Equity	
Current Year Earnings	(2,939.51)
Owner's Capital: Owner's Investment	141,200.00
Retained Earnings	(84,226.19)
Total Equity	**54,034.30**
Total Liabilities and Equity	**94,947.43**

Statement of Cash Flows

WorkBistro, Inc.
For the 10 months ended October 31, 2023

	JAN-OCT 2023
Operating Activities	
Receipts from customers	197,786.06
Payments to suppliers and employees	(200,725.57)
Net Cash Flows from Operating Activities	**(2,939.51)**
Investing Activities	
Proceeds from sale of property, plant and equipment	919.28
Payment for property, plant and equipment	(7,958.27)
Net Cash Flows from Investing Activities	**(7,038.99)**
Financing Activities	
Other cash items from financing activities	16,867.15
Net Cash Flows from Financing Activities	**16,867.15**
Net Cash Flows	**6,888.65**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	22,845.93
Net cash flows	6,888.65
Cash and cash equivalents at end of period	29,734.58
Net change in cash for period	**6,888.65**